Exhibit 99.4
Hazen Research, Inc.

4601 Indiana Street • Golden, Colorado 80403 USA Phone: (303) 279-4501 • Fax: (303) 278-1528 www.hazenresearch. com
May 25, 2011
To:
Autorité des marches financiers
Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission (Securities Division)
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island (Securities Office)
Securities Commission of Newfoundland and Labrador
(collectively, the “Commissions”)
Subject: Consent of Qualified Person
Dear Sir/Madams:
I, David Baughman, P. Eng of Hazen Research, Inc., consent to the public filing of the Technical Report titled “Strange Lake B Zone Resource Model Update”, and dated May 25, 2011, (the “Technical Report”) and to extracts from, or a summary of, the Technical Report in the news release dated April 11, 2011, of Quest Rare Minerals Ltd.
I also confirm that I have read the written disclosure being filed and that it fairly and accurately represents the information in the Technical Report that supports the news release, dated April 11, 2011, of Quest Rare Minerals Ltd.
Dated this 25th of May, 2011
SIGNED AND SEALED
David Baughman, P. Eng
Senior Project Engineer
Hazen Research, Inc.
An Employee-Owned Company